1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE July 17, 2025	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA ANNOUNCES CONSISTENT SECOND QUARTER 2025 GOLD PRODUCTION RESULTS FROM FLORIDA CANYON MINE AND INCREASED CASH BALANCE TO US$63 MILLION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the second quarter ended June 30, 2025 (the "second quarter 2025" or "Q2 2025"). The Company plans to release its second quarter 2025 financial results after market close on Wednesday, August 13, 2025, followed by a conference call hosted by senior management on Thursday, August 14, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.

(All amounts in United States ("U.S.") dollars as at June 30, 2025, unless otherwise stated)

George Salamis, President, CEO and Director of Integra commented: "Florida Canyon continues to deliver on our expectations, generating meaningful cash flow to fund significant re-investment into the mine, while also supporting the Company's broader growth strategy. As described in our 2025 guidance, between sustaining and growth capital, the Company plans to invest over ~$55 million into Florida Canyon this year - capital that not only supports near-term improvements but also positions the mine for long-term growth and profitability. Overall, we are very pleased with the consistent operational delivery from Florida Canyon and the momentum it is helping us build across the business."

Second Quarter 2025 Florida Canyon Mine Operational Update

Florida Canyon Mine Operating Highlights	Unit[1]	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Ore mined	kt	3,075	6,096
Waste mined	kt	2,966	4,765
Total mined	kt	6,041	10,861
Strip ratio	waste:ore	0.96	0.78
Crushed ore to pad	kt	1,882	3,646
Run-of-mine ("ROM") ore to pad	kt	1,275	2,474
Total ore placed	kt	3,157	6,120
Processed grade	g/t Au	0.21	0.22
Gold recovery rate	%	60.5%	60.4%
Gold produced	oz	18,086	37,410
Gold sold	oz	18,194	37,734

1. Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce

The Florida Canyon Mine ("Florida Canyon") produced 18,086 ounces of gold and sold 18,194 ounces of gold during the second quarter 2025, in-line with the Company's expectations. Consistent gold production was supported by the recovery of gold ounces placed on the Phase IIIa heap leach pad in the first and second quarters of 2025, as well as residual ounces leached from Phase I and II heap leach pads. The increased strip ratio during the second quarter 2025 is a result of increased capitalized waste stripping as part of the Company's re-investment strategy at Florida Canyon, which was outlined in the Company's 2025 guidance. During the second quarter 2025 construction of the Phase IIIb heap leach pad at Florida Canyon was initiated, with commissioning expected in late 2025.

Second Quarter 2025 Financial Position

Financial Position as of June 30, 2025	Unit[1]
Cash and cash equivalents	$m	63.0

1. Unit abbreviations: $m = millions of U.S. dollars

Complete financial results for the second quarter 2025 will be reported and filed on Integra's profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Wednesday, August 13, 2025.

Second Quarter 2025 Conference Call

Integra will host a conference call and webcast on Thursday, August 14, 2025, at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss the second quarter 2025 results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 2435675

Toll Free: (800) 715-9871

Toll: +1 (646) 307-1963

Webcast: https://events.q4inc.com/attendee/915207495

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra's General Manager of the Florida Canyon Mine. Mr. Robinson is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: timing of the second quarter 2025 financial results and conference call, plans and expectations for Florida Canyon, the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and Florida Canyon. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements, including but not limited to those risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.